

June 5, 2012

<u>Via E-mail</u>

Wil F. Saqueton
Chief Financial Officer
Transatlantic Petroleum Ltd.
Akmerkez B Blok Kat 5-6
Nispetiye Caddesi 34330 Etiler
Istanbul
Turkey

> **Re:** **Transatlantic Petroleum Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 1-34574**

Dear Mr. Saqueton:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You disclose on page 11 that your oil sales to TUPRAS during 2011 represented approximately 66.7% of your total revenues for 2011. You disclose on page 19 that TPAO and TUPRAS purchase all of your crude oil production from the Selmo field, which represented 66.4% of your total revenue in 2011. Recent news articles report that TUPRAS imports crude oil from Iran and has an agreement with the National Iranian Oil Co. to purchase crude oil, and that TPAO has exploration and production activities in Iran and

Syria, and has an agreement with the Syrian Petroleum Company for exploration in Syria. We note also disclosure in the Form 10-K, in your Form 10-K for fiscal 2010 and in your Form 8-K dated November 3, 2009 regarding your operations in proximity to Iranian oil fields and on the Syria border.

Iran and Syria are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran or Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

    Discuss specifically the potential for reputational harm from your relationship with TUPRAS, which was responsible for 66.7% of your revenue in 2011. In this regard, we note also that the National Iranian Oil Co., from which TUPRAS is reported to purchase crude oil, is on the Specially Designated Nationals list maintained by the U.S. Department of Treasury.

    Discuss also the potential for reputational harm from your relationship with TPAO which, together with TUPRAS, purchased all of your production from the Selmo field, which production accounted for 66.4% of your 2011 revenue.

3. Please discuss the applicability of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and

Divestment Act of 2010 and how they may impact or have impacted your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance